Exhibit (a)(1)(H)

OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
OF
THE GENLYTE GROUP INCORPORATED
AT
$95.50 NET PER SHARE
PURSUANT TO THE OFFER TO PURCHASE
DATED NOVEMBER 30, 2007
BY
GOLF MERGER SUB, INC.
A WHOLLY OWNED SUBSIDIARY OF
PHILIPS HOLDING USA INC.
A WHOLLY OWNED SUBSIDIARY OF
KONINKLIJKE PHILIPS ELECTRONICS N.V.

December 11, 2007

To Participants in the Genlyte Thomas Retirement Savings and Investment Plan and/or the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees:

The Tender Offer

        You are receiving this letter and the enclosed Instruction Form in connection with the offer by Golf Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of The Genlyte Group Incorporated (the "Company"), including, if any, the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 13, 1999, between the Company and The Bank of New York (such rights, together with the shares of the Company's common stock, the "Shares") at a price of $95.50 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 30, 2007 (the "Offer to Purchase") and the related letter of transmittal enclosed herewith. The Offer to Purchase and the related letter of transmittal, as they may be amended or supplemented from time to time, are collectively referred to in this letter as the "Offer." The enclosed Offer to Purchase describes the Offer in greater detail, including the conditions that must be satisfied before Purchaser will purchase the Shares in the Offer.

Your Prompt Response is Requested

        The Offer is being made for all of the outstanding Shares, including those Shares credited to your account(s) under the Genlyte Thomas Retirement Savings and Investment Plan and/or the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees (collectively, the "Plans"). As a participant in the Plan(s), if a portion of your account(s) is invested in the Shares (the "Company Stock Fund"), then you are encouraged to provide directions to Computershare Trust Company, N.A. (the "Independent Tabulator"), who will notify Mercer Trust Company, the directed trustee of the Plans ("Mercer"), and Mercer HR Services, LLC, the administrator of the Plans, of your instruction to tender all or some of the Shares allocated to your account(s) under the Plan(s). By instructing Mercer to "tender" the Shares allocated to your Plan account(s), you are instructing Mercer to surrender those Shares for cash in connection with the Offer.

        If you do not wish to tender any Shares held by Mercer in your Plan account(s), then you do not need to take any action.

        If you would like to tender all or some of the Shares allocated to your account(s) under the Plan(s) in the Offer, then you must complete the Instruction Form included with this document and return it to the Independent Tabulator in the envelope provided or by facsimile to (617) 360-6810, in each case so it is received no later than 5:00 p.m., New York City time, on Wednesday, December 26, 2007 (the "Plan Deadline," which is four business days before the tender offer is currently scheduled to expire), so that your Shares may be properly tabulated and submitted to Mercer to tender before the expiration date of the Offer.

        Please note that the Offer will expire at 12:00 midnight (New York City time) on January 2, 2008 (the "Expiration Date"), unless the Offer is extended. Please note that if the Expiration Date for the Offer is extended, then the Plan Deadline will also be extended to 5:00 p.m., New York City time, four business days before the extended Expiration Date of the Offer. Any extensions of the Expiration Date for the Offer will be publicly announced.

        Please note that if the Independent Tabulator does not receive a signed Instruction Form from you by the Plan Deadline, then Mercer will treat this as an instruction NOT to tender.

        The Offer is not conditioned upon obtaining, or the funding of, any financing arrangements. However, the Offer is conditioned upon, among other things, (a) there being validly tendered and not validly withdrawn, prior to the expiration of the Offer, a number of the Shares that, together with the Shares beneficially owned by Parent and its affiliates, represents one Share more than 50% of the Shares outstanding (determined on a fully diluted basis) immediately prior to the acceptance of the Shares pursuant to the Offer and (b) any mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of the Shares pursuant to the Offer having expired or been terminated and certain other required filings in jurisdictions outside the United States having been made, and any approvals relating to such filings having been obtained or, if applicable, any mandatory waiting periods related to such filings having expired. Certain other conditions to consummation of the Offer are described in Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

Important Notice for Individuals who also own Shares Outside the Plans

        If you previously signed and returned a letter of transmittal in connection with Shares held by you outside your Plan account(s), then you must still complete the enclosed Instruction Form and return it to the Independent Tabulator in order to tender the Shares held in your Plan account(s).

Proceeds from the Tender Offer

        If the Offer closes, then Mercer will invest proceeds from the tender of the Shares credited to your account(s) under the Plan(s) in the Putnam Asset Allocation Balanced Fund, and such proceeds will remain in the Putnam Asset Allocation Balanced Fund until you make a further election pursuant to the Plan(s).

Important Notice Concerning Your Rights Under the Company Stock Fund

        Please note, in order for Mercer to have sufficient time to prepare administratively to respond to the Offer, you will be temporarily unable to make investments or other transfers in or out of the Company Stock Fund. During the period starting at the Plan Deadline and ending on the Expiration Date of the Offer (the "Blackout Period"), if Mercer has been instructed to tender any Shares, then transactions with respect to the Company Stock Fund will be suspended for all participants in the Plans with Shares allocated to their accounts. If the Expiration Date of the Offer is extended, then the Blackout Period will continue until the new Expiration Date of the Offer. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial plan.

        During the Blackout Period, you will be unable to make investment or other transfers in or out of, or request distributions from, the Company Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during a blackout period, and you would not be able to direct the sale of such stocks from your account during a blackout period.

        During the periods described above, you can determine whether the Blackout Period has started or ended by contacting Mercer HR Services, LLC's participant services line at (800) 553-4954 (toll-free) Monday through Friday from 8:00 a.m. to 10:00 p.m., New York City time.

        Federal law generally requires that you be furnished notice of a blackout period at least thirty (30) days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of a blackout period on your retirement and financial plans. Given the timing of the Offer, however, notice of this Blackout Period could not be provided thirty (30) days in advance.

Enclosed for Your Review

        Enclosed for your review are the following materials about the Offer:

  1.
  the Offer to Purchase, dated November 30, 2007, which contains important details about the Offer (for informational purposes only);

  2.
  the Solicitation/Recommendation Statement on Schedule 14D-9 (for informational purposes only);

  3.
  a Letter of Transmittal and other documents sent to the Company's stockholders (for informational purposes only and which you do not have to complete);

  4.
  an Instruction Form; and

  5.
  a reply envelope.

        The enclosed information relates only to the Shares allocated to your Plan account(s). The number of Shares allocated to your Plan account(s) is set forth at the bottom of the first page of the enclosed Instruction Form. If you own other Shares outside of the Plan(s), then you should have received separate mailings relating to those Shares.

Your Decision is Confidential

        Your instructions to us will be kept confidential. In order to ensure that your instructions to us remain confidential, please return the enclosed Instruction Form directly to the Independent Tabulator.

For Additional Information

        If you have questions relating to the Plans, then please call Mercer HR Services, LLC customer service toll-free at (800) 553-4954. If you have questions with regard to the Offer to Purchase and associated tender offer materials in connection with the Offer, or if you have not received any of the offer materials, then please call the Information Agent for the Offer, Georgeson Inc., at the telephone number set forth on the back cover of the Offer to Purchase. Please note that all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov.

                      Very truly yours,

                      The Genlyte Group Incorporated